BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23      A Publicly Listed Company       NIRE. 35300010230


                Authorized Capital: up to 200,000,000,000 shares
  Subscribed and Paid-in Capital: R$ 4,260,500,000.00 - 113,451,148,264 shares

                             CONVENING NOTICE FOR AN
                          EXTRAORDINARY GENERAL MEETING

         Stockholders of BANCO ITAU HOLDING FINANCEIRA S.A. are hereby invited by the Administrative Council to an extraordinary general meeting to be held on April 9, 2003 at 3:00 p.m. in the auditorium of the company's head office at Praca Alfredo Egydio de Souza Aranha, 100, in the city of Sao Paulo in order to examine the Administrative Council's proposal to:

1. incorporate 3,444,956,000 preferred book entry shares of Banco Itau S.A.'s stock for the purpose of reestablishing its position as a wholly owned subsidiary pursuant to article 252 of Law 6404/76, granting shares of this incorporating entity to the stockholders of the incorporated entity of the same type and proportion as the shares held on April 9, 2003 in the latter;

2. as a result, alter the first sentence in article 3 of the company's articles of association to register the new capital stock and the new quantity of shares, which represent it;

3.   ratify the election of a Fiscal Councilor.

                                 Sao Paulo-SP, March 24, 2003.

                                 ADMINISTRATIVE COUNCIL

                                   OLAVO EGYDIO SETUBAL
                                         Chairman





We authorize the publication of the above convening notice in 3 (three) consecutive editions of the following newspapers: "Diario Oficial do Estado de Sao Paulo" and the "Gazeta Mercantil"